Filed by: KLM Royal Dutch Airlines
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: KLM Royal Dutch Airlines
Exchange Act File Number: 001-04059
Date: May 5, 2004

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. In connection with the exchange offer, Air France has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which includes a prospectus relating to the offer, and a tender offer statement on Schedule TO, and KLM has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9. KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that have been filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the Schedule 14D-9 that has been filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. U.S. shareholders may obtain these documents free of charge by contacting our information agent, Georgeson Shareholder Communications Inc., at 1-212-440-9800 or toll free at 1-866-297-1410.YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

5 MAY 2004: AIR FRANCE – KLM, A GLOBAL AIRLINE MARKET LEADER

Jean-Cyril Spinetta, Chairman and CEO of Air France, and Leo van Wijk, President and CEO of KLM, have expressed their great satisfaction following the success of the recommended public offer of exchange for KLM ordinary shares.

At a press conference held today at Paris-Charles de Gaulle airport, the two chairmen announced: “The merger of our two airlines is now a done deal. Today is an important date for the world airline industry and marks an essential step forward in the process of sector consolidation in Europe. The new entity, which will be the world’s largest airline group by turnover (19.2 billion euros) and a world leader in its three core businesses: Passengers, Cargo and Maintenance, has the potential to develop powerful synergies. The complementary nature of the two airlines, which will each retain their brands and unique values, will ensure that the new group is more attractive for passengers, as they will gain access to an enhanced offering, and will create substantial shareholder value.”

The synergies already identified are scheduled to gain momentum and have a positive impact on the Group’s consolidated operating profit of some 400 to 500 million euros as of the fifth year. The synergies are to be achieved through optimized networks, improved deployment of passenger and cargo activity, and an expanded maintenance offering together with cost savings in supplies, sales distribution and Information Technology.

Customers will start feeling the benefit of these synergies very rapidly. Jean-Cyril Spinetta and Leo van Wijk announced that, as of 1 June this year, Air France and KLM passengers will be able to benefit from coordinated schedules throughout their entire short-, medium- and long-haul networks. Flight schedules between Paris and Amsterdam will be regular and frequent to increase the possibilities of connecting flights to the entire world via the hubs at Paris-Charles de Gaulle 2 or Schiphol. KLM flights will be transferred from Terminal 1 to Terminal 2F at Paris-Charles de Gaulle to join the Air France flights. In Amsterdam, both airlines’ flights will also leave from the same boarding area.

Air France and KLM are to step up services between Amsterdam and French regional airports and between Paris and Dutch regional airports with the launch of three new services: Amsterdam-Bordeaux, Amsterdam-Marseille and CDG-Rotterdam. Air France and KLM are also seeking to maximize the complementary nature of their medium-haul networks. Air France has a strong presence in southern Europe, while KLM has developed an extensive network in northern Europe. The long-haul routes on which Air France and KLM do not have a daily flight or do not have a non-stop point-to-point flight are to be rationalized and improved.

The two airlines’ world networks can be combined, forming a vast network organized around the two major hubs of Amsterdam-Schiphol and Paris-CDG. This initiative will be very attractive for passengers who need to travel via a hub to reach their final destination. When they organize their trip to a distant destination served by Air France and KLM, they can benefit from two different schedules on the same day, on both the outgoing and return legs, and will be able to combine a trip via Amsterdam with one via Paris.

The Air France-KLM Group will therefore be bringing to bear the tremendous power of its enhanced combined offering for the benefit of its most demanding passengers. These customers will be able to organize their trips to suit their schedules, at the most attractive available fares, based on the addition of two half round-trip tickets.

Members of the Fréquence Plus/Air France and Flying Dutchman/KLM frequent flyer programmes will be able to earn Miles and claim rewards on all the two airlines’ routes as of 1 June 2004.

And once KLM, Northwest and Continental join SkyTeam, scheduled for mid-September 2004, customer benefits will be even further increased.

By pooling their strengths in the cargo sector, Air France and KLM will become the biggest non-integrator operator, with a combined turnover of 2.5 billion euros.

In the field of aircraft maintenance, the merger is to give rise to one of the world’s leading suppliers of maintenance services, with a combined turnover of 2.6 billion euros, 900 million euros of which are generated by third-party customers.

Jean-Cyril Spinetta and Leo van Wijk concluded: “Air France and KLM have decided to join their forces and destinies to build a new entity on a par with the great European Single Market. Today we share a single ambition, which is to be one of the few airlines that are powerful enough to play a leading role in the future of the global alliances that will structure the airline industry. In other words, to be big enough to be a key player on the world stage, in order to improve our profitability, offer the best service possible to our customers and protect our jobs over the long-term. The people at Air France and KLM who are going to build the new Group can embark on this new venture with pride in their hearts.”

The full press kit can be found on the websites:
www.airfrance.com/corporate
www.klm.com